

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Stephen Jumper
Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, TX 79701

> **Re: Dawson Geophysical Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 29, 2023**
> **File No. 001-32472**

Dear Stephen Jumper:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 29, 2023

Background of the Acquisition, page 16

1. Please revise your Background of the Acquisition to ensure that you describe all discussions, meetings, contacts and reports among the parties, the special committee, and any legal and/or financial advisors regarding the current transaction. For example, expand this section to describe in greater detail your negotiations in early 2022 as well as any negotiations which occurred before that timeframe. In this regard, we note the merger agreement by and among Dawson, Wilks Brothers, LLC and WB Acquisitions Inc. in October 2021 and that stockholders did not vote to approve the transaction in March 2022. Please revise the Background of the Acquisition to clarify when the negotiations of the current transaction began relative to the merger agreement negotiations in 2021 and the stockholder vote in 2022, including whether the current transaction was discussed as an alternative during the merger agreement negotiations. In addition, if other alternative

transactions were considered during your negotiations of the current transaction, please disclose.

General

2. We note that if the Conversion Proposal is not approved, you would not be able to issue the Conversion Shares to Wilks, and the outstanding principal amount of the Convertible Note would become due and payable in cash on June 30, 2024. Please expand your discussion to describe the significance of these potential payment obligations. Specifically, please address the size of the payment that would be due relative to your current financial condition and the consequences to stockholders if you are unable to meet the payment obligations under the promissory note.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Grant Everett